SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(publicly-held company)

CNPJ No. 00.001.180/0001-26

NIRE 33.3.00346767

MINUTES OF THE SPECIAL MEETING OF HOLDERS OF CLASS "B1" PREFERRED SHARES”

1. DATE, TIME AND PLACE: Held on April 1st, 2026, at 3:00 p.m., Brasília – Federal District time, exclusively digitally through the Atlas AGM digital platform ("Digital Platform"), pursuant to Brazilian Law No. 6,404, of December 15, 1976 ("Brazilian Corporation Law"), CVM Resolution No. 81, of March 29, 2022 ("RCVM 81"), and the Bylaws of Centrais Elétricas Brasileiras S.A. – ELETROBRAS ("Company" or "AXIA Energia"). Additionally, pursuant to article 5, paragraph 3, of RCVM 81, this meeting ("Meeting") shall be deemed to have been held at the Company's headquarters, located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Graça Aranha, 26, Store A, Downtown, Zip Code: 20030-900.

2. CALL NOTICE: The call notice was published, pursuant to article 124 of the Brazilian Corporation Law, in the newspaper "Valor Econômico", in the editions of February 20, 21 to 23 and 24, 2026, on pages E3, E3 and E4, respectively, with the simultaneous disclosure of the full document on the electronic page of the same newspaper on the world wide web, pursuant to article 289, item I, of the Brazilian Corporation Law.

3. PUBLICATIONS AND DISCLOSURES: All documents related to the matters resolved upon, as provided for in RCVM 81, were made available to shareholders at the Company's headquarters and on the world wide web on the electronic pages of the Company (https://ri.axia.com.br/), the CVM (https://www.gov.br/cvm) and B3 S.A. – Brasil, Bolsa, Balcão (https://www.b3.com.br/).

4. ATTENDANCE: Present were the shareholders who participated in the Meeting through the Digital Platform and those who submitted, in accordance with the legislation in force, a valid Remote Voting Ballot ("BVD"), representing 65.41% of the total class "B1" preferred shares issued by the Company with voting rights in this Meeting, as evidenced by: (i) the attendance record made available through the Digital Platform provided by the Company, pursuant to RCVM 81; and (ii) the remote voting map prepared based on the valid remote voting ballots (“BVDs”) received through the central depository, the custodian, the bookkeeping agent for the Company’s shares, and directly by the Company, pursuant to RCVM 81. Also present, for the purposes of Article 164 of the Brazilian Corporation Law, were Mr. Carlos Eduardo Teixeira Taveiros and Mr. Gisomar Francisco de Bittencourt Marinho, member and Chairman of the Company’s Fiscal Council.

5. BOARD: Mr. Rodolfo Constantino de Tella assumed the chairmanship of the proceedings and Mr. Bruno Salzano was invited to serve as secretary.

6. AGENDA: In accordance with the Call Notice and the Management Proposal disclosed for this Meeting, the agenda to be resolved upon is as follows:

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(i)  to resolve, pursuant to and for the purposes of article 136, paragraph 1, of the Brazilian Corporation Law, on the approval of the conversion of all class "B1" preferred shares issued by the Company ("PNB1" and "PNB1 Conversion", respectively), at a ratio of 1.1 common share ("ON") for each 1 PNB1 share.

7. READING OF DOCUMENTS: The reading of the synthetic voting map consolidating the votes cast through the BVDs was unanimously waived, as it was already known to those present, and remained available to the shareholders pursuant to the sole paragraph of Article 46-C of RCVM 81, together with the documents related to the matters submitted for resolution at this Meeting. Thereafter, shareholders attending the Meeting virtually who had submitted votes through BVDs were asked whether they wished to cast their votes in person for purposes of disregarding their remote votes, pursuant to Article 48, paragraph 5, of CVM Resolution No. 81. No shareholder so requested.

8. RESOLUTIONS: Upon verification of the quorum required to install the Meeting, the preparation of these minutes in summary form and their publication with the omission of the shareholders’ signatures were authorized, as permitted by Article 130, paragraphs 1 and 2, of the Brazilian Corporation Law. Thereafter, following the review and discussion of the matters set forth in the Agenda, the shareholders resolved as follows, in accordance with the final summary voting map attached hereto as Schedule I:

(i) Approved, by majority, the PNB1 Conversion, at a ratio of 1.1 ON share for each 1 PNB1 share.

(i.a) It is hereby recorded that this Meeting is held pursuant to, and for the purposes of, Article 136, paragraph 1, of the Brazilian Corporation Law, it being noted that the PNB1 Conversion will also be resolved upon at an Extraordinary Shareholders’ Meeting to be held on this date (the “EGM”). Accordingly, the effectiveness of the approval of the PNB1 Conversion is subject to the approval of this matter at the EGM, as well as to the satisfaction of the conditions precedent set forth in the documentation relating to the EGM, in accordance with the Management Proposal.

9. VOTING MAP AND ADDITIONAL CLARIFICATIONS: The final voting map, containing the favorable vote with respect to the Agenda of this Meeting, is set forth in Schedule I to these minutes.

10. CLOSING: There being no further matters to discuss, the Meeting was adjourned, and these minutes were recorded in summary form and disclosed with the omission of signatures, pursuant to article 130, paragraphs 1 and 2, of the Brazilian Corporation Law, and were made available to all shareholders, and were signed by the members of the board, it being noted that the shareholders who participated in this Meeting through the Digital Platform made available by the Company had their attendance registered by the members of the board and are deemed signatories of these minutes, pursuant to article 47, paragraph 1, of RCVM 81.

Shareholders Present at the Meeting:

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FIDELITY FUNDS - LATIN AMERICA FUND, ITAU CAIXA ACOES - FUNDO DE INVESTIMENTO, AMUNDI FUNDS, AMUNDI INDEX SOLUTIONS, AMUNDI PATRIMOINE, CAMBRIDGE UNIVERSITY ALL WORLD EQUITY FUND, FP CARMIGNAC EMERGING MARKETS, IT NOW IBOVESPA B3 BR+ FUNDO DE NDICE - RESPONSABILIDADE LIM, IT NOW IBOVESPA FUNDO DE INDICE, IT NOW IGCT FUNDO DE INDICE, ITAU ACOES DIVIDENDOS FI, ITAU ALVORADA MASTER FIF MULTIMERCADO RESP LIMITADA, ITAU FLEXPREV SMART ACOES BRASIL FIF RL, ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA, ITAU GOVERNANCA CORPORATIVA ACOES FUNDO DE INVESTIMENTO, ITAU HEDGE MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RL, ITAU HEDGE PLUS MULTIMERCADO FIF RESP LTDA, ITAU HUNTER LONG SHORT PLUS FIF MULT RL, ITAU HUNTER TOTAL RETURN MULTIMERCADO FUNDO DE INVESTIMENTO, ITAU IBOVESPA ATIVO MASTER FUNDO DE INVESTIMENTO EM ACOES, ITAU IBRX ATIVO MASTER FIA, ITAU INDEX ACOES IBOVESPA FUNDO DE INVESTIMENTO FINANCEIRO R, ITAU INDEX ACOES IBRX FUNDO DE INVESTIMENTO FINANCEIRO RESPO, ITAU JANEIRO II MULT FIF RESP LIMITADA, ITAU JANEIRO MULTIMERCADO FI, ITAU LONG AND SHORT PLUS MULTIMERCADO FIF RESPONSABILIDADE L, ITAU MASTER GLOBAL DINAMICO MULTIMERCADO FUNDO DE INVESTIMEN, ITAU MASTER GLOBAL DINAMICO ULTRA MULTIMERCADO FUNDO DE INVE, ITAU MASTER MOMENTO ACOES FUNDO DE INVESTIMENTO FINANCEIRO R, ITAU MOMENTO II ACOES FUNDO DE INVESTIMENTO, ITAU MOMENTO IQ ACOES FUNDO DE INVESTIMENTO, ITAU MULTIESTRATEGIA MULTIMERCADO FUNDO DE INVESTIMENTO, ITAU OPTIMUS EXTREME MULTIMERCADO FUNDO DE INVESTIMENTO FINA, ITAU OPTIMUS LONG BIAS MULTIMERCADO FI, ITAU OPTIMUS LONG SHORT FIF MULT RL, ITAU OPTIMUS TITAN MULTIMERCADO FUNDO DE INVESTIMENTO, ITAU PHOENIX ACOES FIF RL, ITAU PREVIDENCIA IBRX FUNDO DE INVESTIMENTO FINANCEIRO EM AC, ITAU VERTICE OMNI FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERC, ITAU VOTL FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESP, ITAU VQL FUNDO DE INVESTIMENTO FINANCEIRO MULT RESP LTDA, LCL ACTIONS EMERGENTS, LOMBARD ODIER FUNDS, MEDIOLANUM BEST BRANDS - MEDIOLANUM MORGAN STANLEY GLOBAL SE, MEDIOLANUM BEST BRANDS - MEDIOLANUM MULTI ASSET ES, ONEMARKETS FUND, STARTOURS FUNDO DE INVESTIMENTO EM ACOES IE, TUCA FIF EM ACOES RESP LTDA (represented by Michele Gonsales);

RADAR MASTER FUNDO DE INVESTIMENTO DE ACOES, INFRAD MASTER FUNDO DE INVESTIMENTO EM ACOES, TUCURUI FUNDO DE INVESTIMENTO EM ACOES, MALIKO INVESTMENTS LLC, MANUKA INVESTMENTS LLC, XINGO FIA (represented by Fernanda Abreu de Oliveira);

BANCO NAC DE DESN ECO E SOCIAL - BNDES, BNDES PARTICIPACOES S/A BNDESPAR (represented by Ricardo Gonçalves Daniel);

CITIBANK N.A. representing the ADRs (represented by Bruna de Jesus Dias);

Letícia Fucuchima Augusto;

4UM MARLIM DIVIDENDOS FUNDO DE INVESTIMENTO EM ACOES, ABRDN OEIC IV-ABRDN EMERGING MARKETS EQUITY TRACKER FUND, ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND, ADOLFO FABIANO KLEIN DANGELO, ADRIAN GABRIEL DOS SANTOS BORGES COLOMBO, ADRIANO ALVES FEITOSA, ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION POR, AILTON SILVA SAMPAIO, ALASKA COMMON TRUST FUND, ALASKA PERMANENT FUND, ALBERTO RIBEIRO DA MOTTA, ALCIDES ALBERTO DE CAMARGO, ALESSANDRO COSTA DE OLIVEIRA, ALEX SANDRO DA SILVA NUNES, ALEXANDRE AUGUSTO VIOLA, ALEXANDRE JOSE FAVA DE SOUZA JUNIOR, ALEXANDRE PRADO ROCHA, ALEXANDRE RIBEIRO GUIDO, ALEXANDRE SANTOS DE MOURA, ALFREDO LEOPOLDO DOS SANTOS DAVILA, ALL COUNTRY EX US EQUITY MARKET SUBTRUST OF DFA GR, ALLANN FANK ANDRADE, ALLIANZ GB INV GMBH ON BEHALF OF ALLIANZ VGL FONDS, ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT, ALLIANZ GLOBAL INV GMBH ACTING ON BEHALF OF

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ALLIANZ EEE FON, ALLIANZ GLOBAL INVE GMBH ACTING ON BEHALF OF ALLIANZ CGI FON, ALLIANZ GLOBAL INVESTORS GMBH ON BEHALF OF ALLIANZ, ALLIANZ GLOBAL INVESTORS GMBH ON BEHALF OF ALLIANZ PV-WS FON, ALLIANZ GLOBAL INVESTORS GMBH ON BEHALF OF ALLIANZ VGI 1 FON, ALLIANZ GLOBAL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS V, ALLIANZ GLOBAL INVESTORS GMBH ON BEHALF OF KOMFORTDYNAMIK S, ALOYSIO MARTINS DOS SANTOS FILHO, ALTAMIR SANTOS FILHO, ALUISIO ALVES DE ALMEIDA, ALYSSON DA SILVA LIMA, AMANDA DE PAULA PRADO, AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK, AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK, AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK, AMERICAN CENTURY ETF TRUST-AVANTIS RESPONSIBLE EME, AMERICAN CENTURY ICAV, AMUNDI ETF ICAV - AMUNDI PRIME ALL COUNTRY WORLD UCITS ETF, ANA SILVIA CORSO MATTE, ANDERSON CLAYTON DOS SANTOS LIMA, ANDERSON CLEITON DOS SANTOS SCHMIDT, ANDERSON KANEGAE SOARES ROCHA, ANDERSON MARQUES DA SILVA, ANDRE GUSTAVO MENDES GOMES, ANDRE LUIZ DE ANDRADE DOWSLEY, ANDRE METZ DOS SANTOS, ANDRESA DE SOUZA BRAZ, ANTONIO DAVI TEIXEIRA REIS, ANTONIO RODRIGUES TACIDELLI, ARERO - DER WELTFONDS -NACHHALTIG, ARTHUR ZAGONEL, ASSET MANAGEMENT EXCHANGE UCITS CCF, ATAIDE MOMBERG DOMINGUES JUNIOR, AUSTRALIAN RETIREMENT TRUST, AVADIS FUND - AKTIEN EMERGING MARKETS INDEX, AVELINO JOSE DIAS, AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F, AVIVA INVESTORS, AVIVA INVESTORS FUNDS ACS - AVIVA INVESTORS EMERGING MARKET, AVIVA LIFE PENSIONS UK LIMITED, AWARE SUPER PTY LTD, AXA INVESTMENT MANAGERS SCHWEIZ AG ON BEHALF OF AX, AZVALOR BLUE CHIPS FI, BEN HUR SILVEIRA DIAS, BEST INVESTMENT CORPORATION, BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH), BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD, BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND, BLACKROCK GLOBAL INDEX FUNDS, BLK MAGI FUND, BMO MSCI EMERGING MARKETS INDEX ETF, BNP PARIBAS EASY MSCI EMERGING ESG FILTERED MIN TE, BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER, BRIGHTER SUPER, BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION, BRUNO PAULO ROSSI, BRUNO YAMAMURA BALDOCHI, BTG PACTUAL MULTI ACOES FIA, BUREAU OF LABOR FUNDS - LABOR PENSION FUND, BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, CALVERT EMERGING MARKETS ADVANCEMENT FUND, CANADA PENSION PLAN INVESTMENT BOARD, CARLOS ALBERTO POLICARO, CARLOS AMARILDO LUCAS DE MELLO, CARLOS AUGUSTO CZECH, CARLOS FERNANDO DE ANDRADE, CARLOS ROGERIO CAMPESTRINI, CARMIGNAC EMERGENTS, CARMIGNAC PORTFOLIO - EMERGENTS, CBJ LTD AS TR FOR JP SCIENC AND TECHNOLOGY AGENCY 16619-9975, CELIA MARIA FERRAZ CARVALHO MOTTA, CESAR EDMUNDO TORO, CHANG HWA COM BK LTD IN ITS CAP AS M CUST OF P LAT A EQ FD, CHEVRON UK PENSION PLAN, CHOGO IRAHA, CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD, CITITRUST LIMITED AS T OF A F S A MODERATE GROWTH FUND, CITY OF NEW YORK GROUP TRUST, CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM, CLAUDIO JOSE DE CAMPOS, CLEBERSON AUGUSTO DIAS GARCIA, COLLEGE RETIREMENT EQUITIES FUND, COLONIAL FIRST STATE INVESTMENT FUND 121, COLONIAL FIRST STATE INVESTMENT FUND 122, COLONIAL FIRST STATE INVESTMENT FUND 50, COLONIAL FIRST STATE INVESTMENT FUND 96, COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR, COLUMBIA THREADNEEDLE (IRL) ICAV, COLUMBIA THREADNEEDLE (UK) ICVC III - CT UNIVERSAL MAP INCOM, COMMINGLED PEN TR FD (ACTIVEBUILDERS EM MKTS EQ) OF JPMCB NA, COMMINGLED PENSION TRUST FUND (EMERGING MARKETS EQUITY INDEX, COMMONWEALTH SUPERANNUATION CORPORATION, CONNECTICUT GENERAL LIFE INSURANCE COMPANY, COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY, CUSTODY B. OF J. LTD. RE: STB D. B. S. M. F., CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F., CUSTODY B.O.J,L..AS.T.F.S.E.E.INDEX MOTHER FUND, CUSTODY BANK OF JAPAN, LTD. AS TR F HSBC BRAZIL NEW MO FUND, CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F, DANIEL CAPUTO, DANIEL DE

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ALMEIDA BONFANTI, DANIEL LANNES POUBEL, DANIEL MAX MICHELS, DANIEL RIBEIRO BRAHM, DANIEL WACHO LOBAO, DAVID BASTOS, DELSON CARLOS DE ABREU LIMA, DENILSON FABIANO DE ARAUJO, DENISE MONTEIRO DA SILVA BARBOSA, DESJARDINS RI EMERGING MARKETS MULTIFACTOR - LOW C, DESJARDINS RI GLOBAL MULTIFACTOR - FOSSIL FUEL RES, DEUTSCHE INVEST I BRAZILIAN EQUITIES, DIEGO CASEMIRO RODRIGUES, DIEGO SILVA ALVES INACIO, DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM, DIOGO EDEGAR MAFRA, DIVERSIFIED EQUITY MASTER PORTFOLIO OF MASTER INVESTMENT POR, DODGE COX EMERGING MARKETS STOCK FUND, DOUGLAS STEFANSKI, DOURINALDO PAES RIBEIRO, DUART MOREIRA DUART, DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE, DWS INVEST LATIN AMERICAN EQUITIES, DWS INVESTMENT S.A. FOR ARERO - DER WELTFONDS, DWS LATIN AMERICA EQUITY FUND, EDUARDO FELIPE MUNIZ COUTINHO DE MELO, EDUARDO MELLO FONSECA, EDUARDO PELLEGRINA FILHO, EDUARDO SCHUBERT SCHMIDT, ELAINE RODRIGUEZ DE SOUZA, ELINALDO VIEIRA DOS SANTOS, EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU, EMERGING MARKETS COMPLETION FUND, L.P., EMERGING MARKETS EQUITY INDEX MASTER FUND, EMERGING MARKETS EX CHINA CORE EQUITY PORTFOLIO OF, EMERGING MARKETS INDEX NON-LENDABLE FUND, EMERGING MARKETS INDEX NON-LENDABLE FUND B, EMPOWER ANNUITY INSURANCE COMPANY, ENVIRONMENT FUND, EURIZON CAPITAL S.A., FABIANO GODINHO TEIXEIRA, FABIANO RODRIGUES BARBOSA, FABIO LUIS DE FAVARI, FABIO RIBEIRO PIZZO, FABIO RODRIGO CUNHA DE SOUZA, FABIO ZENICHI MATSUI, FELIPE DE SOUSA SANTOS, FELIPE RODRIGUES GOMES, FELIPE SEVERO NUNES, FELIPPE FERNANDO LEITAO DOS REIS, FELIPPE SCAGION SOARES DE ALMEIDA, FERNANDA RISHTER LOURENCO ABOU RIZK, FERNANDO ARARIPE DE MACEDO, FERNANDO HUGO ANDRADE E SILVA, FERNANDO LOPES PAULETTI, FERNANDO SILVA SANTOS, FERNANDO TURECK, FIA WPA I INVESTIMENTO NO EXTERIOR, FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND, FIDELITY GLOBAL EX-U.S. EQUITY INDEX INSTITUTIONAL, FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND, FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND, FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND, FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND, FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNA, FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND, FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING, FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND, FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD, FLAVIO ANDERSON FILETE, FLAVIO MARGARITO MARTINS DE BARROS, FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F, FLORIDA RETIREMENT SYSTEM TRUST FUND, FMR CAPITAL INC., FORD MOTOR CO DEFINED BENEF MASTER TRUST, FORD MOTOR COMPANY OF CANADA, L PENSION TRUST, FRANCISCO DEIVITE PONTE DIAS, FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF, FRANKLIN LIBERTYSHARES ICAV, FRANKLIN TEMPLETON ETF T - FRANKLIN LIBERTYQ EMERGING M ETF, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN, FREDERICO BOTASSO DE OLIVEIRA, FUTURE FUND BOARD OF GUARDIANS, GABRIEL PEREIRA SANTOS, GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P, GENERAL ORGANISATION FOR SOCIAL INSURANCE, GENERAL PENSION AND SOCIAL SECURITY AUTHORITY, GERALDO SANTORO GOMES, GIOVANI LUIZ LACERDA, GLEDSON MARTINS ARAUJO, GLOBAL MACRO CAPITAL OPPORTUNITIES PORTFOLIO, GOLDMAN SACHS BEWAARSTICHTING I, GOLDMAN SACHS ETF ICAV ACTING SOLELY ON BEHALF OF, GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF, GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M, GOLDMAN SACHS ETF TRUST II - GOLDMAN SACHS MARKETB, GOLDMAN SACHS FUNDS - GOLDMAN SACHS E M C (R) EQ PORTFOLIO, GOLDMAN SACHS FUNDS - GOLDMAN SACHS EMERGING MARKE, GOLDMAN SACHS FUNDS II - GOLDMAN SACHS MULTI-MANAG, GOLDMAN SACHS TRUST - GOLDMAN SACHS EMERGING MARKETS E I F, GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGER G E FUND, GOVERNMENT OF SINGAPORE, GRAZIELA MARIA FARIAS FREIRE, GROSSIMAN SANTANA NUNES, GUILHERME FEIJO

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ROCHA LIMA, GUILHERME ROCHA GAMBIM, GUILHERME SILVA FERREIRA, GUILHERME VIEIRA RIBEIRO, GUSTAVO BERTOLLINI LAMY, GUSTAVO CANGUSSU SILVA, GUSTAVO JACINTO SILVA GONCALVES, HAND COMPOSITE EMPLOYEE BENEFIT TRUST, HANDELSBANKEN EMERGING MARKETS INDEX, HAROLDO NANTES DO AMARAL NETO, HARTFORD MULTIFACTOR EMERGING MARKETS ETF, HESTA, HGIF - GLOBAL EMERGING MARKETS MULTI-ASSET INCOME, HOSTPLUS POOLED SUPERANNUATION TRUST, HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG, HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG, HSBC BANK PLCS AS TRUSTEE OF STATE STREET AUT GLOB, HSBC ETFS PLC - HSBC PLUS EMERGING MARKETS EQUITY INCOME QUA, HSBC ETFS PLC - HSBC PLUS EMERGING MARKETS EQUITY QUANT ACTI, HSBC ETFS PUBLIC LIMITED COMPANY, HSBC GLOBAL INVESTMENT FUNDS - BRAZIL EQUITY, HSBC INDEX TRACKER INVEST. FUNDS FTSE ALL WORLD INDEX FUND, HSBC INDEX TRACKER INVESTMENT FUNDS - MSCI EMERGING MARKETS, HSBC INDEX TRACKER INVESTMENT FUNDS - MSCI EMERGING MARKETS, HUANG WEN HSIEN, IBM 401 (K) PLUS PLAN, IBM DIVERSIFIED GLOBAL EQUITY FUND, ICARO SILVA FERREIRA DE SANTANA, IGOR HIROSHI RODOLFO, INDUSTRIAL ALLIANCE INSURANCE AND FINANCIAL SERVICES INC., INDUSTRIENS PENSIONFORSIKRING, INTERNATIONAL MONETARY FUND, INVESCO MARKETS III PLC - INVESCO FTSE EMERGING MA, INVESCO MSCI EMERGING MARKETS ESG UNIVERSAL SCREEN, INVESCO MSCI GLOBAL CLIMATE 500 ETF, INVESCO SP EMERGING MARKETS MOMENTUM ETF, INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST, IRIS ROCHA ARAUJO, ISABELLA CAROLINE NOVO NOBRE, ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG, ISHARES CORE MSCI EMERGING MARKETS ETF, ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF, ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF, ISHARES EDGE MSCI MIN VOL EMERGING MARKETS ETF, ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF, ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND, ISHARES III PUBLIC LIMITED COMPANY, ISHARES MSCI BRAZIL ETF, ISHARES MSCI BRIC ETF, ISHARES MSCI EMERGING MARKETS ETF, ISHARES MSCI EMERGING MARKETS EX CHINA ETF, ISHARES MSCI EMERGING MARKETS VALUE FACTOR ETF, ISHARES PUBLIC LIMITED COMPANY, ISHARES VI PUBLIC LIMITED COMPANY, IURI MOREIRA FERNANDES ALMEIDA, IVO SERGIO BARAN, JAQUELINE DINIZ BARROS, JEAN LUCCA DA SILVA LOPES, JNL EMERGING MARKETS INDEX FUND, JOAO ALFREDO DE LAZZARI, JOAO BATISTA CANDIDO DOMINGOS, JOAO PAULO STARON, JOAO VITOR MORETO FERNANDES, JOEL MAGANHOTO DE SOUSA, JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT, JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T, JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST, JONAS AGNEZI, JONATAS NEGRO GONCALVES BICUDO, JOSE DAVID NUNES, JOSE GUILHERME MONTEIRO DE MENEZES, JOSE LUIS RODRIGUES DA COSTA, JOSE LUIZ ROQUE, JOSE OLINTO CARVALHO, JOSE RAMOS DE ALMEIDA, JOSE VICTOR SOUSA ARAUJO, JOSIVALDO JOSE DOS ANJOS, JPMORGAN ACTIVEBUILDERS EMERGING MARKETS EQUITY ETF, JPMORGAN BETABUILDERS EMERGING MARKETS EQUITY ETF, JPMORGAN FUNDS, JULIANO MAIA LOPES E OU, JUNTO PARTICIPACOES FIA, KAIQUE FREIRE DA LUZ, KAPITALFORENINGEN INVESTIN PRO, VELLIV EMERGING MA, LARISSA KOBAYASHI, LEANDRO FRANHAM DE MORAES, LEGAL & GENERAL CCF, LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST, LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS, LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND, LEGAL & GENERAL GLOBAL EQUITY INDEX FUND, LEGAL & GENERAL ICAV, LEGAL & GENERAL INTERNATIONAL INDEX TRUST, LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD, LEGAL GENERAL U. ETF P. LIMITED COMPANY, LEO SOUTO NEUMANN, LEONARD HILSENRATH KOTAKI, LEONARDO BONACINI, LEONARDO MORAIS DA ROCHA, LINDENBERG BALBINO, LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION, LUIS FREDERICO FELIX DA SILVA, LUIZ AUGUSTO ALVES DA SILVA, LUIZ AUGUSTO IVO METZKER, LUIZ FLAVIO ALONSO SILVA, LUIZ MURILO PEDREIRA E SOUSA FILHO, LUIZ SALVADOR GUTIERREZ, LUIZA OTILIA MUNIZ FARIAS, LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND, M&G (LUX) INVESTMENT FUNDS 1, M&G GLOBAL E. M. FUND A SUB FUND OF M&G I. F. (7), MACQUARIE MULTI-FACTOR FUND, MACQUARIE

6

TRUE INDEX EMERGING MARKETS FUND, MAIKEY YURI NAGAI LOZANO, MAIRON ATILIO ARCENO, MAIRON ZAO BADINI, MANAGED PENSION FUNDS LIMITED, MANUEL JOSE CRAVEIRO FIGUEIREDO, MARCELO BRAGA DE CASTRO, MARCELO CINTRA VENTIM FILHO, MARCELO DELGADO LANDINI DE MATTOS, MARCELO EMERSON BATISTA, MARCELO NOZARI PACHECO, MARCELO VILLAS BOAS MAGRINELLI, MARCIO GUILHERME MORAES DA COSTA, MARCIO MOTA MIRANDA, MARCOS ANTONIO DUARTE DA COSTA, MARCOS AURELIO PAZA, MARCOS PEREIRA DE ANDRADE, MARILINE DA COSTA LUZ MAGNUS DE SOUZA, MARLON ANDRE MLLICH, MARLON FIGUEIREDO MOLLICA, MATEUS AVILA ANDRADE DE AZEVEDO, MATEUS HENRIQUE NERY DE SANTANA, MATHEUS VIDAL CUBAS, MAURICIO HIROSHI KIYOHASHI, MAURO MENDES DA SILVA, MBB PUBLIC MARKETS I LLC, MERCER EMERGING MARKETS EQUITY FUND, MERCER EMERGING MARKETS FUND, MERCER QIF FUND PLC, MERCER UCITS COMMON CONTRACTUAL FUND, MERCER UNHEDGED OVERSEAS SHARES TRUST, MGF, MGTS AFH DA GLOBAL EMERGING MARKETS EQUITY FUND, MINISTRY OF ECONOMY AND FINANCE, MOBIUS LIFE LIMITED, MOISES NUNES DE OLIVEIRA, MORGAN STANLEY PATHWAY FUNDS - EMERGING MARKETS EQUITY FUND, MSCI ACWI EX-U.S. IMI INDEX FUND B2, MSCI EMERGING MARKETS EX CHINA IMI INDEX FUND, MSCI EQUITY INDEX FUND B - BRAZIL, MURILO MORITZ, NATIONAL COUNCIL FOR SOCIAL SECURITY FUND, NATIONAL EMPLOYMENT SAVINGS TRUST, NATIONAL PENSION INSURANCE FUND, NATWEST TRUSTEE AND DEPOSITARY SERVICES LIMITED AS TRUSTEE O, NEULER MASTER FUNDO DE INVESTIMENTO EM ACOES, NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND, NEW YORK STATE COMMON RETIREMENT FUND, NEW YORK STATE TEACHERS RETIREMENT SYSTEM, NGS SUPER, NIEMEYER VICENTE DA SILVA, NORDEA 1, SICAV- NORDEA 1- LATIN AMERICAN EQUITY FUND, NORTHERN EMERGING MARKETS EQUITY INDEX FUND, NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L, NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND, NORTHERN TRUST COLLECTIVE EMERGING MARKETS QUALITY, NORTHERN TRUST COMMON ALL COUNTRY WORLD EX-US INVESTABLE MAR, NORTHERN TRUST COMMON ALL COUNTRY WORLD INDEX (ACWI) EX-US F, NORTHERN TRUST COMMON EMER MAR INDEX FUN NON LENDING, NORTHERN TRUST INVESTIMENT FUNDS PLC, NORTHERN TRUST UCITS FGR FUND, NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST, NUVEEN EMERGING MARKETS EQUITY INDEX FUND, NUVEEN/SEI TRUST COMPANY INVESTMENT TRUST, NVIT GS EMERGING MARKETS EQUITY INSIGHTS FUND, ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL, OPPORTUNITY ACOES FIA BDR NIVEL I IE, OPPORTUNITY LOGICA MASTER FIA, OPPORTUNITY SELECTION MASTER FIF ACOES RESP LTDA, OTAVIO AUGUSTO DE ATAIDE, PABLO RANIERI VIEIRA DE MORAIS, PACER EMERGING MARKETS CASH COWS 100 ETF, PACIFIC SELECT FUND, PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO, PARAMETRIC EMERGING MARKETS FUND, PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, PATRICK HEDLUND ROSA, PAULO ANTONIO DRAGO, PAULO EDUARDO CHIACCHIO, PAULO MARTINI, PAULO ROBERTO ARALDI BRANDOLI, PAULO ROBERTO REIS JUNIOR, PEDRO CARLOS COSENTINO, PEDRO CARVALHO DO NASCIMENTO, PEDRO GALUPPO BOTELHO MARTINS, PEOPLE S BANK OF CHINA, PERFIN UTILITIES MASTER FUNDO DE INVESTIMENTO EM ACOES, PGIM QUALIFYING INVESTOR FUNDS PLC, PHILADELPHIA GAS WORKS PENSION PLAN, PHOENIX U T M L R P A S INDEX EMERGING MARKET EQUITY FUND, PHRANCIS ARLLEY GOMES SALES, PIATA RIBEIRO GUIMARAES, PICTET - MULTI ASSET GLOBAL OPPORTUNITIES, POLICE AND FIREMEN'S RETIREMENT SYSTEM OF NEW JERS, PRISCILA BARBOSA FRANCO, PRUDENTIAL INVESTMENT PORTFOLIOS 2 - PGIM QMA E. M. E. FUND, PRUDENTIAL TRUST COMPANY, PUBLIC EMPLOYEES' LONG-TERM CARE FUND, PUBLIC SECTOR PENSION INVESTMENT BOARD, PUBLIC TRUST AS TRUSTEE FOR AMP WHOLESALE E MARKETS FUND, PYTAGORAS CORDEIRO DE OLIVEIRA, RAFAEL DOS SANTOS, RAFAEL GONTIJO DE OLIVEIRA, RAFAEL NARDIN ZUFFO, RANIERE ZULATO DOS REIS, REASSURE LIMITED, REGINALDO GOMES DE LIMA, RENAN TICIANELLI GONCALVES, RENATO FERRAZ CARVALHO MOTTA, ROBECO CAPITAL GROWTH FUNDS, ROBERTO ANTONIO DOS ANJOS RUAS, ROBERTO

7

MARASCHIN PRIMO, RODRIGO NISHIKAWA, RODRIGO SFREDO KRUGER, RODRIGO STURMER, RODRIGO VERLAINE RIBEIRO DE SOUZA, ROGERIO LUCIANO DE OLIVEIRA, ROGERIO SALVADOR SANCHEZ, ROMULO RERTER AMARAL, RONALD MARTIM RAUTER JUNIOR, ROYAL LONDON EQUITY FUNDS ICVC, ROZA MACHADO DE MIRANDA CORREIA, RUI FERNANDO HUBNER, RYO COMPOUNDERS FUNDO DE INVESTIMENTO FINANCEIRO EM ACOES, RYO LONG BIASED MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, RYO SELECTION MASTER FUNDO DE INVESTIMENTO EM ACOES, S. F. AG O. B. O. S. (CH) I. F. V. S. (CH) I. E. F. E. M. R, SAFRA ETF IBOVESPA EMPRESAS PRIVADAS FUNDO DE INDICE - RESPO, SALATIEL DE ASSIS FERREIRA, SALVADOR ROCHA LISBOA, SAMIR CORDEIRO MARTINS, SAS TRUSTEE CORPORATION POOLED FUND, SCHWAB EMERGING MARKETS EQUITY ETF, SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF, SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND, SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF, SCOTTISH W I S F ICVC-E. MRKT PARIS-A INDEX E.T. FUND, SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL, SCRI ROBECO QI INST EMERG MKTS ENHANCED IND EQUITIES FUND, SERGIO DE LIMA DANTAS, SERGIO HENRIQUE OLIVEIRA DOS SANTOS, SERGIO RICARDO GOMES BARBOSA, SERGIO SUZUKI, SHELL TR (BERM) LTD AS TR O SHELL OV CON P F, SIDNEY MAURY SENTONA, SIDNEY RIUDY NAKANISHI, SILVENIO LUIZ EURICH, SIX CIRCLES MANAGED EQUITY PORTFOLIO INTERNATIONAL, SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP, SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG, SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF, SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF, SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST, SSGA SPDR ETFS EUROPE I PLC, SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY, ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD, STATE OF ALASKA RETIREMENT AND BENEFITS PLANS, STATE OF CONNECTICUT ACTING T. ITS TREASURER, STATE OF MINNESOTA STATE EMPLOYEES RET PLAN, STATE OF WYOMING, STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS, STATE STREET EMERGING MARKETS EQUITY INDEX FUND, STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND, STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO, STATE STREET IRELAND UNIT TRUST, STATE STREET M BRAZIL I N L COMMON TRUST FUND, STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL, STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL, STICHTING PENSIOENFONDS PGB, STICHTING PENSIONENFONDS VAN DE METALEKTRO (PME), STICHTING PHILIPS PENSIOENFONDS, SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY, SWISS FONDS AG, FAOBO SWC (CH) IND FD I - SWC CH I EQ F E MK, TALES LUIZ DA SILVA, TD EMERALD EMERGING MARKETS INDEX POOLED FUND TRUS, TEACHER RETIREMENT SYSTEM OF TEXAS, TEACHERS RETIREMENT SYSTEM OF OKLAHOMA, TEREZINHA BRAGA MIRANDA, TEXAS MUNICIPAL RETIREMENT SYSTEM, THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA, THE BOARD OF THE PENSION PROTECTION FUND, THE EMERGING M.S. OF THE DFA, THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND, THE MASTER TR BANK OF JAPAN AS TR FOR HSBC BRAZIL MOTHER FD, THE MASTER TRUST BANK OF JAP LTD. AS TR. FOR MTBJ400045829, THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828, THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835, THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MTBJ400076142, THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FO, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ4000, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF, THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794, THE MONETARY AUTHORITY OF SINGAPORE, THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN, THE PEOPLE'S PENSION SCHEME, THE REGENTS OF THE UNIVERSITY OF CALIFORNIA, THIAGO TITO DE ANDRADE, THOMAS MAGNO DE JESUS SILVEIRA, THRIFT SAVINGS PLAN, THRIFT SAVINGS PLAN, TIAGO

8

CARNEIRO MENDES, TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT, TULIO MENEZES MARTINS, UBIRATAN MIGUEL JACOB, UNIVERSAL INVEST LUXEMBOURG SA ON BEHALF OF UNIVEST, UTAH STATE RETIREMENT SYSTEMS, UTILICO EMERGING MARKETS TRUST PLC, VALERIO PINHO DE LIMA, VALMIR PASSI, VANGUARD EMERGING MARKETS EX-CHINA ETF, VANGUARD EMERGING MARKETS SHARES INDEX FUND, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II, VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T, VANGUARD FUNDS PUBLIC LIMITED COMPANY, VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F, VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F, VANGUARD INVESTMENT SERIES PLC, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF, VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL, VARMA MUTUAL PENSION INSURANCE COMPANY, VINICIUS OLIVEIRA TEIXEIRA, VIRGINIA PAULA DE CARVALHO LOPES, VITOR ROCHA DA SILVA, VOYA VACS INDEX SERIES EM PORTFOLIO, WAGNER TONIETTO, WASHINGTON STATE INVESTMENT BOARD, WELLINGTON DE OLIVEIRA DA SILVA JUNIOR, WESLEY ROSSI YAMAUTI, WESLEY THIMAR TESKE, WILLIAM BIN FALINSKI, WILLIAM FARIA GONZAGA, WILLIAM RICHARDY DE MELLO FRICK, WILSON JOSE DE SANTANA, WLAND OLIVEIRA CAMILO JUNIOR, WM POOL - EQUITIES TRUST NO 74, WPA MASTER MULTIMERCADO CREDITO PRIVADO FUNDO DE INVESTIMENT, XTRACKERS, XTRACKERS (IE) PUBLIC LIMITED COMPANY, XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF; ABS BOLD MASTER FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCAD, ABS TOTAL MASTER FIF MULTIMERCADO, ABSOLUTE ALPHA GLOBAL MASTER FIM, ABSOLUTE ALPHA MARB MASTER FIM, ABSOLUTE BOLD PREV FIF MULT RESPONSABILIDADE LIMITADA, ABSOLUTE BRASIL PREV FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, ABSOLUTE HEDGE MASTER FIM, ABSOLUTE HEDGE PREVIDENCIA FUNDO DE INVESTIMENTO F, ABSOLUTE MARB PREV BRADESCO FIFE PREV. FIFE FIM, ABSOLUTE PACE LONG BIASED MASTER FUNDO DE INVESTIMENTO EM AC, ABSOLUTE PACE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, ABSOLUTE PACE PREV C1 FIFE FIA - RL, ABSOLUTE PACE PREV FIFE FIF EM ACOES, ABSOLUTE PACE PREV FIFE FUNDO DE INVESTIMENTO EM ACOES, ABSOLUTE PREVIDENCIARIO B FIFE MASTER FIF MULTIMERCADO RESP, ABSOLUTE PREVIDENCIARIO ITAU MASTER FUNDO DE INVESTIMENTO FI, ABSOLUTE PREVIDENCIARIO MASTER FIM, ABSOLUTE PREVIDENCIARIO MASTER II FIM, ABSOLUTE VERTEX MASTER FUNDO DE INVESTIMENTO FINANCEIRO MULT, ABSOLUTE VERTEX PREV BRADESCO FIFE PREV. FIFE FIM, ABSOLUTE VERTEX PREV C1 FIFE FUNDO DE INVESTIMENTO FINANCEIR, ABSOLUTE VERTEX PREV FIFE C2 FUNDO DE INVESTIMENTO FINANCEIR, ABSOLUTE VERTEX PREV FIFE FIM, ABSOLUTE VERTEX PREV II FIFE FUNDO DE INVESTIMENTO FINANCEIR, AC PREV EQUITIES FIA, ACE CAPITAL ABSOLUTO INSTITUCIONAL MASTER FIA, ACE CAPITAL ABSOLUTO MASTER FIF DE ACOES RL, ACE CAPITAL ABSOLUTO PREV FIFE FIF ACOES RESP. LIMITADA, ACE CAPITAL ACTION MASTER FUNDO DE INVESTIMENTO FINANCEIRO M, ACE CAPITAL MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, ACE CAPITAL W MASTER FI MM, ALEXANDRO KLEIN DOS SANTOS, ATIT MASTER PREV FIFE FIA, ATMOS INSTITUCIONAL MASTER FIA, ATMOS MASTER FUNDO DE INVESTIMENTO DE ACOES, ATMOS MASTER PREV FUNDO DE INVESTIMENTO AES, CAIXA VINCI VALOR DIVIDENDOS FUNDO DE INVESTIMENTO EM ACOES, CAIXA VINCI VALOR FIA, CANADIAN EAGLE PORTFOLIO LLC. (RV), CARLOS AUGUSTO MOREIRA, CHAPADA DOS VEADEIROS FIA, CONCORDIA PUKARA FIA, EMB II FUNDO DE INVESTIMENTO FINANCEIRO CLASSE DE INVESTIMEN, FIF CLASSE DE INVESTIMENTO EM ACOES VIVEST IBOVESPA ATIVO RE, FRANCISCO ASSIS DUARTE DE LIMA, FRANKLIN FVL 70 PREV MULTIMERCADO FUNDO DE INVEST, FRANKLIN LONG BIAS FIM, FRANKLIN LONG BIAS PREV MULTIMERCADO FUNDO DE INV, FRANKLIN MULTIPREV IBOVESPA ATIVO FI EM ACOES, FRANKLIN TEMPLETON FF INDICE ATIVO FIA, FRANKLIN VALOR E LIQUIDEZ FVL - FIC DE FIA, FRANKLIN VALOR E LIQUIDEZ LONG BIAS PREV FUNDO DE INVESTIMEN, GERACAO FUTURO L.PAR FUNDO DE INVESTIMENTO EM ACOES, GMAC FUNDO DE INVESTIMENTO FINANCEIRO

9

MULTIMERCADO, GT3 INFRA FUNDO INCENTIVADO DE INVEST FINAN EM INFRA RF, IPANEMA FIF ACOES - RESPONSABILIDADE LIMITADA, ITAU ABSOLUTE VERTEX PREV FIFE FUNDO DE INVESTIMENTO FINANCE, JAIR ALVES ROCHA, JOAO ZACARIAS FILHO, KLAUSS BRANDINI GERHARDT, LINUS LLC, MARCELO GOMES GARDUCCI, RICARDO RIBEIRO DA SILVA, RODRIGO VERGILIO DE SOUZA, SPX APACHE MASTER FIA, SPX FALCON INSTITUCIONAL MASTER FI MULTIMERCADO, SPX FALCON MASTER FIA, SPX HORNET EQUITY HEDGE MASTER FIM, SPX LANCER PLUS PREVIDENCIARIO FIM, SPX LANCER PREVIDENCIARIO FIM, SPX LONG BIAS PREV MASTER 2 FIF MULT RESP LTDA, SPX LONG BIAS PREVIDENCIARIO MASTER FUNDO DE INVESTIMENTO MU, SPX NIMITZ MASTER FIM, SPX PATRIOT MASTER FIA, SPX RANGER PREVIDENCIARIO FIF MM - RESP LIMITADA, SPX RAPTOR MASTER FI EXT MM CP, SPX SUMMIT MACRO LONG SHORT MASTER FIF MULTIMERCADO CRED PRI, TUCANO FIA PREVIDENCIARIO, UNIMED RV 15 FIM, VINCI GAS DIVIDENDOS FUNDO DE INVESTIMENTO EM ACOES, VINCI GAS DIVIDENDOS PREV FIFE FIF EM AES - RESPONSABILIDADE, VINCI SELECAO FUNDO DE INVESTIMENTO EM ACOES, VINCI SOLIMOES FIF - CLASSE DE INVE EM ACOES RESP LTDA, WHYLLIAN CHRISTIANO ZAMPIROLI, WILSON PINTO FERREIRA JUNIOR, ZENITH FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO, ARRECIFES FUNDO DE INVESTIMENTO EM ACOES, FINACAP ICATU PREVIDENCIARIO FIFE FIA, FINACAP MAURITSSTAD FUNDO DE INVESTIMENTO EM ACOES (shareholders voting through BVDs).

We hereby certify that this is a true copy of the original minutes recorded in the Company's proper book.

Rio de Janeiro, April 1st, 2026.

Rodolfo Constantino de Tella	Bruno Salzano
Chairman	Secretary

10

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(publicly-held company)

CNPJ No. 00.001.180/0001-26

NIRE 33.3.00346767

MINUTES OF THE SPECIAL MEETING OF HOLDERS OF CLASS "B1" PREFERRED SHARES

SCHEDULE I – SUMMARY FINAL VOTING MAP

(Remainder of page intentionally left blank)

	Resolutions / Related Matters	In favor	Against	Abstentions and Blank Votes
1	Pursuant to and for the purposes of article 136, paragraph 1, of the Brazilian Corporation Law, on the approval of the conversion of all class "B1" preferred shares issued by the Company ("PNB1" and "PNB1 Conversion", respectively), at a ratio of 1.1 common share ("ON") for each 1 PNB1 share.	173,884,487	61,823	3,637,765

11

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2026

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.